# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## SCHEDULE TO
(Rule 14d-100)
### TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

## DIGITAL IMPACT, INC.
(*Name of Subject Company (Issuer)*)

## ADAM MERGER CORPORATION
a wholly owned subsidiary of

## ACXIOM CORPORATION
(*Names of Filing Persons (Offerors)*)

## COMMON STOCK, PAR VALUE $0.001 PER SHARE
(*Title of Class of Securities*)

## 25385G 10 6
(*CUSIP Number of Class of Securities*)

**Jerry C. Jones**
**Acxiom Corporation**
**1 Information Way**
**P.O. Box 8180**
**Little Rock, Arkansas 72203**
**Telephone No.: (501) 342 1000**
(*Name, address and telephone number of person*
*authorized to receive notices and communications on behalf of the filing persons*)

*With a copy to:*

**John P. Fletcher**
**Goodloe M. Partee**
**Kutak Rock LLP**
**425 West Capitol Avenue, Suite 1100**
**Little Rock, Arkansas 72201**
**Telephone No.: (501) 975-3000**

## CALCULATION OF FILING FEE

| Transaction Value | Amount of Filing Fee |
|---|---|
| N/A | N/A |

10-107436.1

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:_____
        Form or Registration No.:_____
        Filing Party:_____
        Date Filed:_____

[X]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]       third-party tender offer subject to Rule 14d-1.
[ ]       issuer tender offer subject to Rule 13e-4.
[ ]       going-private transaction subject to Rule 13e-3.
[ ]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

---

This Tender Offer Statement on Schedule TO relates to a planned tender offer by Adam Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation ("Acxiom"), for all of the outstanding shares of common stock of Digital Impact, Inc., a Delaware corporation ("Digital"), to be commenced pursuant to an Agreement and Plan of Merger, dated as of March 25, 2005, by and among Acxiom Corporation, Adam Merger Corporation and Digital Impact, Inc.

This Schedule TO attaches correspondence, dated March 28, 2005, that was sent by Charles Morgan, Acxiom's Company Leader, to associates of Acxiom. This correspondence was accompanied by a copy of the joint press release, dated March 28, 2005, issued by Acxiom and Digital that has previously been filed by Acxiom on Schedule TO.

The tender offer described in the attached correspondence for the outstanding shares of Digital Impact, Inc. has not yet commenced, and the correspondence is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. Acxiom urges investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

- Acxiom Corporation's Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

- Digital Impact's Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

The correspondence contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the anticipated timing and benefits of the transaction and projected growth in the demand and market for online marketing. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: the risk that the conditions to the tender offer set forth in the agreement will not be satisfied; changes in both companies' businesses during the period between now and the closing; the ability to retain key management and technical personnel of Digital Impact; adverse reactions to the proposed transaction by customers, suppliers and strategic partners; developments in obtaining regulatory approvals for the transaction; the possibility that the integration of Digital Impact, Inc. and our other recently acquired businesses may not be as successful as planned; and the other factors specified in the press release referred to in the correspondence. Acxiom undertakes no obligation to update the information contained in this press release or any other forward-looking statement.

**Item 12. Exhibits.**

Exhibit 99.1    Text of correspondence issued on March 28, 2005 from Charles Morgan, Acxiom's Company Leader, to Acxiom associates.

## EXHIBIT INDEX

Exhibit Number      Description

99.1      Text of correspondence issued on March 28, 2005 from Charles Morgan, Acxiom's Company Leader, to Acxiom associates.

Special Edition Morgan's Minutes – 28 March, 2005

*For internal use and distribution only*

Hello, everyone. I've got some very exciting news for you today. We've just announced that Acxiom has reached a definitive agreement to acquire Digital Impact, Inc., one of the premier providers of on-line marketing solutions. I have attached our joint news release, and I encourage those of you who read this in time to listen to the conference call we'll hold at 8:00 a.m. CST today to share more details with and take questions from members of the investment community. You can hear it at www.acxiom.com

We are really excited about what Digital Impact brings to Acxiom: great digital marketing solutions, a great technology platform that delivers them, great clients that are candidates for Acxiom's others products and services and, best of all, great people. Learn more at www.digitalimpact.com

This is an important strategic move for Acxiom. Our goal is to create multi-channel, integrated solutions, and our clients are looking for increasingly more sophisticated e-marketing capabilities as part of that approach. E-mail marketing is making a strong rebound as a cost-effective and timely way for companies to serve their customers.

The major technology companies and internet service providers are working together to fight spam, and there appears to be clear light at the end of the tunnel. Most industry observers expect the spam problem as we know it to be remedied in the next couple of years, and that will only make this growing on-line marketing segment a more prominent part of companies' marketing plans.

While we have provided a certain level of e-marketing capability, we have not been positioned to meet the growing demands of the marketplace. With Digital Impact, we will be able to meet that need.

We have been looking at this market for a good while and have closely evaluated all the major players. With the SmartDM acquisition in January we took our first major step into the digital marketing space. Digital Impact will complement our Nashville team's capabilities and enable Acxiom to be a strong on-line marketing force for mid-tier and large-tier companies.

We saw Digital Impact as the clear No. 1 player in the market, and now was the time to make this move – to give our clients the high-end capability they've been asking for and to immediately gain a market-leading position in this industry. Digital Impact extends and enhances the overall Acxiom value proposition for almost every client we have.

Also, Acxiom is well positioned to deliver significant additional value to Digital Impact's business. Doing business in the on-line world creates an incredible amount of transactions, and thus an incredible amount of data. Our grid-based Customer Information Infrastructure is the perfect platform to process, store and update this vast amount of data. Our data assets and data integration expertise also represent important capabilities to improve the Digital Impact value proposition.

We expect this deal to be completed in the next 30 days or so. And when it's done, we'll welcome approximately 280 new associates to Acxiom, associates who work in San Mateo, California (Digital Impact's headquarters), New York, London, Singapore and Bend, Oregon.

As you'll read in our press release, Digital Impact serves more than 100 clients in several industries, including financial services, telecommunications, travel and entertainment, technology and retail. Its major clients include Hewlett Packard; New York Life; Nextel Communications; The Gap; Marriott International, Inc.; Microsoft and Victoria's Secret.

Digital Impact's clients are prime prospects for our products and services, and our clients are prime prospects for theirs. We look forward to sharing more information with our combined client list about how our companies' capabilities will work well together to help them reach more customers, more effectively, in this still largely untapped digital channel.

I hope I've effectively explained why I'm so excited about this news. If you have thoughts or questions, please don't hesitate to e-mail me – charles@acxiom.com. Thanks and have a great week.

[Copy of joint press release, dated March 28, 2005, of Acxiom Corporation and Digital Impact, Inc. accompanied this correspondence.]